Exhibit 99.1

EARNINGS RELEASE

FOR DETAILS, CONTACT: Ola Bøsterud Svein T. Knudsen Sam R. Morrow Phone: +47 6752 6400 Suzanne M. McLeod Phone: +1 281-589-7935	FOR IMMEDIATE RELEASE November 30, 2004

PGS Announces Unaudited Third Quarter 2004 Results Under
Norwegian GAAP

     November 30, 2004: OSLO, NORWAY - Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE: PGS; OTC: PGEOY) announced today its unaudited third quarter 2004 results under Norwegian generally accepted accounting principles (“Norwegian GAAP”).

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31, 2003
	2004	2003	2004	2003	Audited
(In millions of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	(Restated)
Revenue	$308.3	$258.6	$838.2	$851.0	$1,120.7
Operating profit (loss)	74.6	38.8	134.7	(130.4)	(645.3)
Net income (loss)	28.2	0.8	1.4	(288.3)	(817.2)
Adjusted EBITDA(A)	140.7	115.9	339.3	377.1	479.1
Cash investment in multi-client(B)	(11.9)	(22.1)	(37.7)	(82.0)	(91.5)
Capital expenditures(C)	(41.0)	(6.2)	(103.4)	(32.8)	(57.7)
Cash Flow Post Investment (Defined as A+B+C)	$87.8	$87.6	$198.2	$262.3	$329.9

     Svein Rennemo, PGS Chief Executive Officer, commented, “Third quarter reflects significant improvement in revenues and financial performance both sequentially and year-on-year. All of our business units reported improved financial performance from the preceding quarter. Despite this clear improvement, we are not yet satisfied with the profitability and return on capital for all our operations. Notably, we continue to pursue improved returns for Marine Geophysical.

     Our cash generation for the quarter was good, with cash flow from operations of $135.3 million and a $74.3 million increase in cash balances.

     Despite negative impact from the labor conflict on the NCS and the damaged main riser on the Varg field, we expect to deliver a Cash Flow Post Investment for 2004 in line with $231 million forecasted in our Business Plan disclosed last year, both including and excluding Pertra.

Petroleum Geo-Services ASA 738 Highway 6 South Suite 1000 Houston, TX 77079, USA	Phone:+1 281-589-7935 Fax: +1 281-589-1482	Petroleum Geo-Services ASA PGS-House Strandveien 4 N-1366 Lysaker, Norway	Phone: +47 6752 6400 Fax: +47 6753 6883

     In November we finalized the re-audit of our historical U.S. GAAP financial statements, thereby re-establishing a sound basis for communication to the financial markets and a re-listing of our ADSs in the US. ”

Q3 Highlights

PGS group

•	Completed and filed the 2003 Form 20-F on November 16, 2004

•	Revenues of $308.3 million, up $49.7 million (19%) compared to Q3 2003

•	Adjusted EBITDA of $140.7 million, up $24.8 million (21%) from Q3 2003

•	Operating profit of $74.6 million, up $35.8 million (92%) from Q3 2003

•	Net income of $28.2 million compared to $0.8 million in Q3 2003

•	Improvement in revenues, Adjusted EBITDA and operating profit largely driven by strong improvement in Pertra and Production as a result of increased oil production from the Varg field and improved Petrojarl Varg production contract

•	Favorable cash flow from operations, $ 135.3 million and ending cash balance of $151.5 million (excluding restricted cash of $45.1 million), up $74.3 million from June 30, 2004.

Marine Geophysical

•	Contract revenues and margins significantly improved from first half of 2004

•	Continued strong order backlog into the winter season of $95 million compared to $115 million at the end of Q2

•	Multi-client sales in line with Q3 last year but at modest levels due primarily to seasonality

Onshore

•	Continued strong operational performance

•	High activity in the U.S. market with full crew schedule into April 2005

•	Significant new opportunities in Eastern Hemisphere

•	Order backlog going into Q4 of 2004 — $68 million

Production

•	Significantly increased revenues on Petrojarl Varg due to increased production and improved production contract

•	Slightly lower production on Petrojarl Foinaven due to planned maintenance shutdown and expected natural field production decline

•	Lower production on Petrojarl I due to expected field production decline and impact of labor conflict from September 12 into October

Pertra

•	Increased oil production at favorable prices

•	Successful enhanced oil recovery (“EOR”) drilling program on schedule

•	Process initiated to explore broader ownership solutions to facilitate Pertra growth strategy

Outlook

Fourth Quarter 2004

•	Continued focus on contract market in Marine Geophysical

•	Slightly weaker contract margins and more vessel steaming expected in Q4 due to seasonality

•	Strong multi-client late sales in Q4 assuming Brazil 6th round awards finalized as expected

•	Minimum amortization of $15.5 million in addition to sales related amortization expected in Q4.

•	Onshore reduced activity into Q4 because Mexico work was reduced from two to one crew during Q3

•	For Production, Petrojarl Foinaven oil production expected to increase in Q4. Revenues on Petrojarl I and Ramform Banff are expected to be relatively unchanged in Q4.

•	Varg production shut down October 13 to October 26, due to a labor conflict on NCS followed by a damaged main production riser November 5, will significantly affect Pertra revenues and revenues on the Petrojarl Varg FPSO

•	Expected to meet $231 million Cash Flow Post Investment (Defined as adjusted EBITDA less CAPEX and cash investment in multi-client) for 2004 forecasted in previously disclosed Business Plan.

Longer Term

•	Pertra and Production affected by Varg riser problem until riser is replaced, expected March 2005

•	Marine Geophysical contract demand and margins improved going into 2005

•	Natural field decline will affect revenues of several of the FPSOs

     The financial information contained in this release has been prepared in accordance with Norwegian GAAP. The Company’s primary basis of reporting is U.S. GAAP, and the Company expects to return to reporting its quarterly interim financial statements to the market on a U.S. GAAP basis effective with the release of its fourth quarter 2004 report. The Company filed its Annual Report on Form 20-F for the year ended December 31, 2003, including audited financial statements under U.S. GAAP for the years 2003, 2002 and 2001 on November 16, 2004. As disclosed in the separate press release issued November 16, 2004, in connection with finalizing the audited statements, PGS restated previously published U.S. GAAP audited consolidated financial statements for the year ended December 31, 2001. For a discussion of the Company’s U.S. GAAP and Norwegian GAAP reporting, see the paragraphs “Basis of Unaudited Financial Statements” and “Restatements” below.

Petroleum Geo-Services ASA (1) (2)
Consolidated Statements of Operations

	Quarter ended		Nine months ended
	September 30,		September 30,		Year ended December 31,
	2004	2003	2004	2003	2003
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	Audited
					(Restated)
Revenue	$308,264	$258,609	$838,212	$851,012	$1,120,658

Cost of sales	153,293	130,020	453,232	434,992	584,717
Selling, general and administrative and R&D costs	14,301	12,675	45,699	38,901	56,873

Operating expenses before depreciation, amortization, impairments and other operating (income) expense	167,594	142,695	498,931	473,893	641,590
Depreciation and amortization	62,589	63,818	192,584	231,170	305,419
Impairment of long-lived assets	—	2,344	—	220,144	740,876
Other operating (income) expense, net	3,467	10,918	11,976	56,250	78,085

Operating profit (loss)	74,614	38,834	134,721	(130,445)	(645,312)
Income (loss) from associated companies	2,803	39	4,932	778	897
Interest expense	(27,665)	(14,270)	(82,712)	(93,244)	(115,459)
Other financial items, net	(1,339)	(16,158)	(3,913)	(17,371)	(25,332)

Income (loss) before income taxes and discontinued operations	48,413	8,445	53,028	(240,282)	(785,206)
Income tax expense	20,245	6,527	51,594	41,275	26,436
Income (loss) from discontinued operations, net of tax	—	(1,085)	—	(6,772)	(5,587)

Net income (loss)	$28,168	$833	$1,434	$(288,329)	$(817,229)

	Quarter ended		Nine months ended
	September 30,		September 30,		Year ended December 31,
	2004	2003	2004	2003	2003
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	Audited
					(Restated)
Adjusted EBITDA (3) (A)	$140,670	$115,914	$339,281	$377,119	$479,068
Cash investments in multi-client library (B)	(11,873)	(22,107)	(37,662)	(82,042)	(91,500)
Capital expenditures (C)	(41,021)	(6,217)	(103,440)	(32,757)	(57,710)

Cash Flow Post Investment (Defined as A+B+C)	$87,776	$87,590	$198,179	$262,320	$329,858

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation. In its third quarter 2004 report the Company has changed its presentation of restricted cash in the balance sheets and statements of cash flows to align its Norwegian GAAP presentation to U.S. GAAP requirements.

(2) This information has been prepared based on Norwegian GAAP. The 2004 and 2003 interim financial information is unaudited. The Company’s Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information has been restated to correct the historical treatment of certain gains related to the Company’s UK leases as described in the section “Restatements”.

     Norwegian GAAP differs materially from U.S. GAAP. U.S. GAAP financial statements for the quarterly periods in 2004 are not available, and the Norwegian GAAP quarterly results could differ materially from the quarterly results if presented in accordance with U.S. GAAP.

(3) Adjusted EBITDA, when used by the Company, means net income (loss) before income (loss) from associated companies, interest expense, other financial items, taxes, depreciation and amortization, other operating (income) expense, impairment of long-lived assets and discontinued operations. See Support Tables for a more detailed discussion of and reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similarly titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’s ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies.

Operations

The Company manages its business in four segments as follows:

•	Marine Geophysical, which consists of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing;

•	Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library;

•	Production, which owns and operates four harsh environment FPSOs in the North Sea; and

•	Pertra, a small oil and natural gas company that owns 70% of and is the operator for Production License (“PL”) 038 on the Norwegian Continental Shelf (“NCS”) and also owns participating interest in two additional NCS licenses in areas that do not have current production

     Consolidated revenues in Q3 2004 were $308.3 million, an increase of $49.7 million or 19% compared to Q3 2003 ($258.6 million). The increase is primarily attributable to Pertra revenues, which increased by $52.2 million, due to a significant increase in production volumes and improved prices of oil. Onshore and Production revenues increased by $7.2 million and $8.8 million compared to Q3 2003, respectively. Marine Geophysical revenues decreased $9.1 million.

     Adjusted EBITDA for Q3 2004 was $140.7 million compared to $115.9 million in Q3 2003, an increase of 21%. This increase relates primarily to Pertra where Adjusted EBITDA increased by $34.8 million (285%). Adjusted EBITDA for Production improved $6.7 million (25%), while Adjusted EBITDA for Marine Geophysical and Onshore declined by $14.8 million (22%) and $2.8 million (18%), respectively.

     Consolidated operating profit, excluding impairments and other operating (income) expense, in Q3 2004 was $78.1 million, an increase of $26.0 million or 50% compared to Q3 2003 ($52.1 million). The increase is primarily the result of the improved Pertra operating profit.

     Marine Geophysical. Total revenues decreased $9.1 million, or 6%, from $144.1 million in Q3 2003 to $135.0 million in Q3 2004 (including inter-segment revenue related to sales to Pertra of $2.1 million in Q3 2004).

     Multi-client late sales in Q3 2004 were $26.5 million, slightly higher than Q3 2003 ($25.7 million). Late sales in Q3 included Gulf of Mexico sales of $9.4 million, North Sea sales of $3.7 million, offshore Africa sales of $2.6 million and Asia Pacific sales of $3.4 million.

     Marine Geophysical also realized $5.9 million of late sales on its Brazil multi-client library in Q3. Further, based on preliminary acreage awards to its customers in the Brazil Licensing Round 6 held on August 17 and 18, 2004, it currently expects to realize multi-client late sale uplifts of approximately $15 million. Such late sales are expected to be recognized in the Q4 2004 when the Company’s customers are formally awarded an economic interest in the acreage. Such formal awards normally occur approximately 90 days subsequent to the preliminary awards. As previously disclosed, the percentage of PGS data covered by the 6th Licensing Round was relatively small. Therefore, future sales for other significant parts of the Company’s Brazilian library will depend on subsequent licensing rounds.

     Multi-client pre-funding revenues were $6.3 million in Q3 2004, slightly up from $5.6 million in Q3 2003.

     Contract revenues were $92.4 million in Q3 2004, compared to $104.0 million in Q3 2003. The reduction in contract revenues relates primarily to the shut down of the ocean bottom seismic 2C crew in the fall 2003. The 2C crew contributed $8.9 million to revenues in Q3 2003. Marine

Geophysical increased vessel utilization with 86% of vessel capacity used for contract work in Q3 2004 compared to 70% in Q3 2003. However, generally difficult weather conditions in several regions, including the North Sea, and increased technical downtime somewhat reduced the operational efficiency in contract execution.

     Adjusted EBITDA was $52.0 million for Q3 2004 compared to $66.8 million for Q3 2003. This reduction resulted from reduced contract revenues as well as lower levels of cash operating costs capitalized to the multi-client library.

     Operating profit, excluding impairments and other operating (income) expense, was $19.5 million in Q3 2004 compared to $26.9 million in Q3 2003.

     Capitalized cash investments in multi-client library were $7.8 million in Q3 2004 compared to $18.1 million in Q3 2003, a reduction of 57%. The percentage of multi-client pre-funding recognized as revenue on new multi-client investments was 81% in Q3 2004 compared to 31% in Q3 2003.

     Onshore. Total revenues increased $7.2 million, or 24%, from $30.1 million in Q3 2003 to $37.3 million in Q3 2004. Contract revenues increased by $9.1 million (46%) to $29.1 million in Q3 2004. The increase in Q3 2004 relates primarily to continued significant activity in Latin America and the U.S. During Q3, activities in Mexico were reduced from two to one crew, which will lower contract revenues going into Q4.

     Compared to Q3 2003, multi-client revenues (including pre-funding) declined by $2.4 million (23%) to $8.2 million in Q3 2004.

     Adjusted EBITDA decreased to $13.2 million in Q3 2004 compared to $16.0 million for Q3 2003, a decrease of 18% primarily as a result of strong multi client activity in Q3 2003. Operating profit, excluding impairments and other operating (income) expense, was $2.3 million in Q3 2004 compared to $5.6 million in Q3 2003.

     Capitalized cash investments in multi-client library were $3.9 million in Q3 2004, which is in line with Q3 2003.

     Production. Total revenues were $75.0 million in Q3 2004 up from $66.2 million in Q3 2003, including inter-segment revenue from Pertra of $18.2 million in Q3 2004 compared to $11.6 million in Q3 2003.

     Total average produced volume on the Company’s four FPSOs was 109,469 barrels per day in Q3 2004, compared to 116,311 barrels per day in Q3 2003.

     Revenues from Petrojarl Foinaven decreased by $1.1 million in Q3 2004 compared to Q3 2003. In Q3 2003 Petrojarl Foinaven experienced a significant temporary reduction in production due to a problem with one of the vessel’s compressors. Still, Q3 2004 production levels on the Foinaven field are lower than Q3 2003 as a result of natural field decline and a scheduled field maintenance shut down for 16 days in August 2004. PGS was compensated during the shut down period in accordance with the production contract. However, such compensation was substantially lower than average compensation when the vessel is in production.

     Petrojarl 1 revenues decreased by $1.6 million in Q3 2004 compared to Q3 2003. Production on Petrojarl I was shut down from September 12 to October 29 due to a lockout related to a labor conflict on the NCS. PGS received compensation during this period, which limited the negative impact on revenues compared to normal production.

     Revenues from Petrojarl Varg increased $9.5 million due to significantly increased production and a revised compensation structure, which was agreed with PL 038 in September 2004, with effect from May 29, 2004. Ramform Banff revenues increased $1.6 million from Q3 2003, due to revised compensation structure effective January 1, 2004.

     Adjusted EBITDA for Q3 2004 was $34.0 million compared to $27.3 million in Q3 2003. Operating profit, excluding impairments and other operating (income) expense, for Q3 2004 was $23.7 million compared to $18.9 million in Q3 2003. The improvement relates primarily to the significant improvement in Petrojarl Varg revenues as described above. Operating expense for Q3 2004 were slightly higher than Q3 2003, primarily due maintenance and equipment replacement on several of the vessels, most significantly on Petrojarl Foinaven.

     On October 1, 2004 one well from the Kyle field was connected to Ramform Banff. As a consequence production is expected to increase, but short-term it is uncertain whether production levels will increase to levels providing for compensation significantly in excess of the agreed minimum compensation of $125,000 per day. The labor conflict on the NCS, affecting Petrojarl I as described above, also affected Petrojarl Varg. As a consequence Petrojarl Varg production was shut down from October 13 to October 26. The conflict was resolved by forced arbitration.

     Pertra. Revenues increased by $52.2 million, from $27.3 million in Q3 2003 to $79.5 million in Q3 2004. Average oil production (Pertra’s 70% share of production from the Varg field) increased by 74% to 19,734 barrels per day in Q3 2004 compared to 11,312 barrels per day in Q3 2003 as a result of additional wells coming on stream following Pertra’s extensive Enhanced Oil Recovery (“EOR”) drilling program.

     Average oil price achieved was $37.60 per barrel in Q3 2004 compared to $29.20 per barrel in Q3 2003. Adjusted EBITDA for Q3 2004 was $47.0 million compared to $12.2 million in Q3 2003. Adjusted EBITDA increased as a result of increased oil production at higher prices, partly offset by increased operating expenses, due primarily to increased well maintenance and well intervention and increased charter hire paid to PGS Production. Operating profit, excluding impairments and other operating (income) expense, was $38.8 million in Q3 2004 compared to 7.9 million in Q3 2003.

     Pertra, as license operator, started drilling two new wells on the Varg field in November 2003. In late January 2004 the first well was successfully completed, while the second well was completed in March 2004. The license owners extended this drilling program by two additional production wells, of which the first was completed in May and the second in July, and one water injection well, completed in November. In August 2004 the license owners approved the drilling of one exploration well (Villmink) in PL 038. The well was spudded 19 November and is expected drilled before year-end.

     Oil production on the Varg field was shut down October 13 to October 26, 2004 due to the labor conflict on the NCS affecting Petrojarl Varg as described above. On November 5, 2004, the main production riser on the Varg field was damaged. PGS expects to replace the damaged riser during March 2005. Oil production from the Varg field will continue at reduced volume of approximately 15,000 barrels per day (for 100% of the field) until the main production riser is replaced. The ultimate recoverable reserves are not expected to be significantly affected by this temporary limitation in production capacity.

Depreciation and Amortization

     Gross depreciation (before any capitalization to multi-client library) was $36.6 million in Q3 2004 compared to $35.1 million in Q3 2003. The increase primarily relates to shorter depreciable lives for the Ramform seismic acquisition vessels and FPSOs, introduced in November 2003 (see “Basis of Unaudited Financial Statements” below), investments in seismic equipment and reclassification of two small operating leases to capital leases in Marine Geophysical, partially offset by the depreciation effect of impairment of long-lived assets recorded in Q4 2003.

     Depreciation capitalized to multi-client library was $1.7 million in Q3 2004 compared to $2.6 million in Q3 2003, which reflects a decrease in multi-client investment activity.

     Sales related amortization of multi-client library decreased by $3.6 million from $31.3 million in Q3 2003 to $27.7 million in Q3 2004.

     In 2003, the Company changed to a five-year minimum multi-client amortization requirement. The Company calculates and records the minimum amortization required individually for each multi-client survey or pool of surveys at year-end. At September 30, 2004, the Company estimates that in Q4 it will record such annual minimum amortization for 2004 of $15.5 million in addition to sales related amortization. The estimate is based in the Company’s expectations for sales related amortization for the remainder of 2004. In 2003 the Company recognized $4.0 million of minimum amortization, which was recorded in Q4 2003.

Other Operating Income (Expense), Net

     Other operating income (expense), net, totaled $3.5 million in Q3 2004 compared to $10.9 million in Q3 2003 and include:

•	Expenses associated with the effort to complete the U.S. GAAP 2002 audit and the re-audit for 2001 of $2.2 million in Q3 2004 compared to $1.7 million in Q3 2003

•	Severance charges of $0.8 million in Q3 2004 compared to 1.9 million in Q3 2003

•	Expenses relating to the debt restructuring and refinancing of $0.5 million in Q3 2004 compared to $7.8 million in Q3 2003

•	Q3 2003 includes a reversal (income) of $0.5 million on an accrual for a tax claim involving PGS employees in PGS Marine Service (Isle of Man) Ltd.

Interest Expense

     Interest expense for Q3 2004 was $27.7 million compared to $14.3 million for Q3 2003. This increase is primarily due to the fact that most of the Company’s debt in Q3 2003 did not accrue interest due to the Chapter 11 proceedings that the Company completed in November 2003.

     Capitalized interest for multi-client surveys in progress was $0.3 million in Q3 2004 compared to $0.4 million in Q3 2003, reflecting a decrease in multi-client library investments.

Other Financial Items, Net

     Other financial items, net, for Q3 2004 was an expense of $1.3 million compared to an expense of $16.2 million for Q3 2003. Other financial items, net, for the quarter include:

•	Interest income of $1.1 million in Q3 2004 compared to $1.0 million in Q3 2003

•	Foreign exchange loss of $2.1 million in Q3 2004 compared to a loss of $3.7 million in Q3 2003

•	Interest rate variation expense for UK leases, net of amortization of deferred gain, was $(0.2) million in Q3 2004 and in Q3 2003

•	A write off of deferred debt issue cost and issue discounts amounting to $13.2 million in Q3 2003

Income Tax Expense (Benefit)

     Income tax expense was $20.2 million for Q3 2004 compared to $6.5 million in Q3 2003. Included in the tax provision are income taxes for Pertra. Pertra taxable profits are subject to Norwegian petroleum taxation at a nominal tax rate of 78% and cannot be offset by other Norwegian operating loss carry forwards. Included in income tax expense for Q3 2004 is a reversal of $6.6 million in a previous recorded tax accrual, which has now been released based on revised information.

     The Norwegian Central Tax Office (CTO) has not yet finalized the 2002 tax assessment in relation to withdrawal from the Norwegian tonnage tax regime. The pending issue is related to fair value of the vessels involved. The Company based such exit on third party valuations, while the CTO has raised the issue whether the Company’s book values at December 31, 2001, would be more appropriate as basis for computing the tax effects of the exit. Any increase of exit values will result in an increase of taxable exit gain and a corresponding increase in basis for future tax depreciations. The Company estimates that if the CTO position is upheld, taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company believes that its calculation basis for exit has been prepared using acceptable principles and will contest any adjustment to increase taxes payable.

Petroleum Geo-Services ASA (1) (2)
Consolidated Balance Sheets

	Sepember 30,
	2004	2003	December 31, 2003
(In thousands of dollars)	Unaudited	Unaudited	Audited
			(Restated)
ASSETS
Long-term assets:
Long-lived intangible assets	$1,177	$4,588	1,975
Property and equipment, net	1,053,601	1,460,886	1,089,098
Multi-client library, net	311,736	560,290	367,700
Oil and gas assets, net	67,289	26,443	30,678
Restricted cash	10,014	10,014	10,014
Investments in associated companies	6,332	7,709	6,386
Other financial assets	39,155	11,514	29,523

Total long-term assets	1,489,304	2,081,444	1,535,374

Current assets:
Accounts receivable, net	191,679	170,502	172,508
Assets of discontinued operations	—	3,200	—
Other current assets	46,538	61,595	64,737
Restricted cash	35,130	41,828	41,123
Cash and cash equivalents	151,497	148,126	105,225

Total current assets	424,844	425,251	383,593

Total assets	$1,914,148	$2,506,695	$1,918,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Paid in capital:
Common stock, par value NOK 30; issued & outstanding: 20,000,000 shares at September 30, 2004 and 103,345,987 shares at September 30, 2003 and December 31, 2003; par value NOK 5	$85,714	$71,807	$85,714
Additional paid in capital	287,576	—	287,576

Total paid in capital	373,290	71,807	373,290
Other equity	(16,239)	(444,830)	(18,382)
Minority Interest	1,165	1,980	1,527

Total shareholders’ equity	358,216	(371,043)	356,435

Debt:
Accruals for long-term liabilities:
Deferred income taxes	56,270	39,592	14,973
Other long-term liabilities	111,234	78,114	92,420

Total accruals for long-term liabilities	167,504	117,706	107,393

Other long-term debt:
Long-term capital lease obligations	42,674	66,630	61,234
Long-term debt	1,092,699	108,061	1,108,675

Total other long-term debt	1,135,373	174,691	1,169,909

Current liabilities:
Current portion of capital lease obligations	25,905	15,108	15,975
Current portion of long-term debt	18,066	2,306,986	18,512
Debt and other liabilities of discontinued operations	—	1,329	—
Accounts payable	63,645	45,718	56,318
Accrued expenses	130,767	175,891	155,282
Income taxes payable	14,672	40,309	39,143

Total current liabilities	253,055	2,585,341	285,230

Total liabilities and shareholders’ equity	$1,914,148	$2,506,695	$1,918,967

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation. In its third quarter 2004 report the Company has changed its presentation of restricted cash in the balance sheets and statements of cash flows to align its Norwegian GAAP presentation to U.S. GAAP requirements.

(2) This information has been prepared based on Norwegian GAAP. The 2004 and 2003 interim financial information is unaudited. The Company’s Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information has been restated to correct the historical treatment of certain gains related to the Company’s UK leases as described in the section “Restatements”.

     Norwegian GAAP differs materially from U.S. GAAP. U.S. GAAP financial statements for the quarterly periods in 2004 are not available, and the Norwegian GAAP quarterly results could differ materially from the quarterly results if presented in accordance with U.S. GAAP.

Capital Investments

     Capital investments totaled $52.9 million in Q3 2004 compared to $28.3 million in Q3 2003. The main items included in capital investment for Q3 2004 are as follows:

•	Cash investments in multi-client library (Marine Geophysical, Onshore and Reservoir) totaled $11.9 million in Q3 2004 compared to $22.1 million in Q3 2003, a decrease of 46%.

•	Capital expenditures for Marine Geophysical were $16.6 million in Q3 2004 compared to $4.4 million in Q3 2003, an increase of 277%, which primarily relates to the streamer replacement program and other seismic acquisition equipment.

•	Capital expenditures for Pertra were $21.5 million in Q3 2004 compared to $0.7 million in Q3 2003. The increase relates to the extensive ongoing EOR drilling program on the Varg field.

Shares and Senior Notes

     PGS’ ordinary shares are listed on the Oslo Stock Exchange. The Company’s American Depository Shares (“ADSs”) are currently traded on the U.S. over-the-counter (“OTC”) market. After the completion of the audited U.S. GAAP financial statements on November 16, 2004, the Company has commenced the process to list its ADSs on a U.S. national securities exchange or on the NASDAQ Stock Market.

     It is intended that PGS’ 10% and 8% Senior Notes, due 2010 and 2006, respectively, will be rated by the major credit rating agencies. Efforts to obtain credit ratings are ongoing.

Liquidity and Financing

     Net increase in cash and cash equivalents in Q3 2004 totaled $74.3 million, and cash and cash equivalents (which excludes restricted cash) balance was $151.5 million at September 30, 2004 compared to $77.2 million at June 30, 2004 and $105.2 million at December 31, 2003.

     Restricted cash amounted to $45.1 million at September 30, 2004 compared to $40.9 million at June 30, 2004 and $51.1 million at December 31, 2003. The Company has changed its balance sheet presentation to disclose restricted cash separately to conform to the required U.S. GAAP presentation. The Company’s irrevocable deposit of $10.0 million related to its 8.28% First Preferred Mortgage Notes (8.28% Notes) is presented as long-term restricted cash in the consolidated balance sheets. Previously the amount was recorded as a reduction of interest bearing debt as the amount will be used to make a portion of the final debt service payment when the 8.28% Notes mature. Historical balance sheets have been reclassified to reflect this change.

     Interest on PGS’ 10% and 8% Senior Notes is payable semi-annually, at the end of Q2 and Q4. Consequently, low interest payments affected Q3 cash flow from operations positively both in 2004 and 2003.

     The Company has a $110 million two-year secured working capital facility, $70 million of which can be used for general corporate purposes. The remaining $40 million is available for issuance of letters of credit to support bid and performance bonds associated with PGS’ day-to-day operations. At September 30, 2004, approximately $13 million of letters of credit were outstanding under this facility. No amounts were outstanding revolving credit portion of the facility

     The nominal value of interest bearing debt was approximately $1,179 million as of September 30, 2004 compared to $1,182 million as of June 30, 2004 and $1,204 million at December 31, 2003.

Net interest bearing debt (interest bearing debt less cash and cash equivalents and restricted cash) was approximately $983 million as of September 30, 2004, compared to $1,064 million at June 30, 2004 and $1,071 million (adjusted for the final excess cash distribution of $22.7 million which was included in accrued expenses) at December 31, 2003.

     Certain of the Company’s loan and lease agreements and its senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. The Company has received waivers and amendments allowing it to provide Norwegian GAAP financial statements in lieu of U.S. GAAP financial statements until June 30, 2005.

UK Leases

     The Company entered into capital leases from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard; the FPSO Petrojarl Foinaven; and the production equipment of the Ramform Banff for terms ranging from 20-25 years.

     The Company legally defeased its future charter obligations for these assets by making up-front, lump sum payments to unrelated large institutional banks (“Payment Banks”), which then assumed the Company’s liability for making the periodic payments due under the long-term charters (the “Defeased Rental Payments”) equal to the basic rentals and termination sum obligations, as defined in the agreements. The Company has no rights to the amounts paid to Payment Banks. Due to the assumption of the charter payment obligations by the Payment Banks, the lessors legally released the Company as the primary obligor under the charters.

     The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities (“Tax Indemnities”) and for variations in actual interest rates from those assumed in the leases (“Interest Rate Differential”). There are no limits on either of these indemnities.

     The Company cannot predict what liability it may incur relating to the Tax Indemnities because it is not possible to know what, if any, events will happen in the future that might result in tax consequences for which the lessors are indemnified. The Company believes it is unlikely that its leases will be successfully challenged by tax authorities and has not recorded any liability related to these overall Tax Indemnities. However, in its U.S. GAAP financial statements for 2003, upon adopting fresh start reporting, the Company recorded a liability for a specific exposure relating to defeased leases. Subsequently, the House of Lords in the United Kingdom recently rejected an appeal from the UK tax authorities relating to capital allowances associated with another entity’s defeased lease transaction. Consequently, the Company believes that this final judgment further reduces the risk that the Company’s UK leases will be successfully challenged on this specific issue.

     With respect to the Interest Rate Differential, the Company, following the restatement described below in the paragraph “Restatements”, deferred a portion of the gains related to its UK leases for liabilities related to the difference, at inception of the lease, between the projected future distribution from the Payment Banks and the projected lease payments, based on forward interest rate curves. These deferred gains are amortized over the term of the leases. The Defeased Rental Payments are based on assumed Sterling LIBOR rates between 8% and 9% (the “Assumed Interest Rates”). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company pays rentals in excess of the Defeased Rental Payments. Over the last several years, the actual interest rates have been below the Assumed Interest Rates.

Basis of Unaudited Financial Statements

     The unaudited consolidated financial statements for the third quarter 2004 are prepared in accordance with Norwegian GAAP and reported as required by the Norwegian accounting standards for interim financial statements. Information presented under Norwegian GAAP is not necessarily consistent with or comparable to that issued under U.S. GAAP.

     The unaudited consolidated financial statements for Q3 2004 have been prepared using the same Norwegian GAAP accounting principles as were used for the 2003 Norwegian GAAP audited financial statements. As described in the footnotes to those financial statements, in 2003, the Company implemented several significant changes in its accounting principles. Some of these changes were implemented effective from the date the Company emerged from Chapter 11 in November 2003, and therefore, affect comparability with parts of 2003, including Q3 2003 and the nine-month period ended September 30, 2003. These changes were as follows:

•	Effective November 1, 2003, the Company began categorizing its multi-client surveys into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category. Further, the minimum amortization was increased by reducing the maximum amortization period from eight to five years from completion of a survey.

•	Effective November 1, 2003, depreciable lives of Ramform seismic acquisition vessels and FPSOs were reduced from 30 to 25 years, except for Petrojarl 1, which is depreciated over 30 years from the date of original completion due to a substantial refurbishment completed in 2001.

Restatements

     The Company filed its Annual Report on Form 20-F for the year ended December 31, 2003, including audited financial statements under U.S. GAAP for the years 2003, 2002 and 2001 on November 16, 2004. As disclosed in the separate press release issued November 16, 2004, in connection with finalizing the audited statements, PGS restated previously published U.S. GAAP audited consolidated financial statements for the year ended December 31, 2001. The Company has also restated the January 1, 2001 consolidated balance sheet to reflect adjustments that relate to periods prior to 2001. The effect of the restatements was a $204 million reduction of retained earnings as of January 1, 2001 and a $177 million reduction in earnings for the year ended December 31, 2001. While PGS had not previously published audited U.S. GAAP consolidated financial statements for 2002 (it only disclosed unaudited financial statements), as compared to the unaudited 2002 results previously disclosed, the audited 2002 figures show a reduction in the net loss for the year of $ 217 million.

     The previously issued Norwegian GAAP audited financial statements for 2003 and Norwegian GAAP interim financial statements for 2004 and fourth quarter 2003 and associated financial information were issued subject to adjustments that could arise from the results of the audit of the Company’s financial statements under U.S. GAAP for 2003 and 2002 and the re-audit of the Company’s U.S. GAAP financial statements for 2001. Upon completion of these audits the Company has concluded that its historical treatment of interest-rate contingencies related to its UK leases should be restated also under Norwegian GAAP.

     In previously issued financial statements, all gains associated with UK lease transactions were recognized when associated tax contingencies were considered remote. However, a portion of these gains should have been deferred for liabilities related to the difference, at inception of the lease, between the projected future distribution from the Payment Banks and the projected lease payments, based on forward interest rate curves. This deferred gain should have been amortized over the term of the lease. The restatement reduced retained earnings as of January 1, 2003 and December 31, 2003 by $14.7 million and $13.8 million, respectively. In addition, the restatement reduced other financial items for the year ended December 31, 2003 by $0.9 million and reduced other financial items for the first and second quarter 2004 by $0.7 million and $1.8 million, respectively.

     Further, as a reflection of conclusions reached in connection with the finalization of the U.S. GAAP financial statements for the years 2003, 2002 and 2001, the Company has incorporated certain changes in the presentation and classification of transactions in its Norwegian GAAP financial statements. Such changes include separate balance sheet presentation of restricted cash and reclassification of two leases from operating leases to capital leases.

U.S. GAAP reporting and International Financial Reporting Standards (“IFRS”)

     PGS’ primary financial reporting is U.S. GAAP. Since fourth quarter 2003 the Company did not have a basis to issue U.S. GAAP financial statements until the 2002 and 2003 audits and 2001 re-audit of the Company’s U.S. GAAP financial statements were completed. These audited financial statements are now completed and the Company intends to recommence reporting its quarterly interim financial statements on a U.S. GAAP basis effective with the release of its fourth quarter report.

     Effective January 1, 2005 publicly traded companies in EU and EEA countries are required to report financial statements based in IFRS. Several EU/EEA countries, including Norway, have established transition rules allowing companies that are listed for public trading in the U.S., and therefore, have prepared complete financial statements under U.S. GAAP, at least from and including 2002, to defer adopting IFRS reporting until January 1, 2007. Based on its listing and reporting history, PGS believes that the transition rules apply to the Company and expects to defer IFRS reporting until January 1, 2007.

Material Weaknesses

     In the Form 20-F, PGS updated the status of its disclosure relating to its efforts to address previously disclosed material weaknesses in its internal controls over financial reporting. PGS has taken extensive action to address the material weaknesses and has developed and is actively implementing a plan to remediate those weaknesses. While the actions the Company has taken have significantly improved the quality of its internal controls over financial reporting, the Company has not eliminated all material weaknesses that were previously identified. PGS is committed to remediating the material weaknesses and deficiencies in internal controls over financial reporting as expeditiously as possible.

Outlook

     The market for seismic services improved in third quarter of 2004 and there are several indications that industry conditions continue to improve. The Company expects Marine Geophysical to realize slightly weaker contract margins and more vessel steaming in fourth quarter due primarily to seasonality. However, multi-client late sales are expected to be strong, assuming Brazilian 6th round awards are finalized as announced. Minimum amortization of $15.5 million in addition to sales related amortization is expected to be recorded in Q4. Adjusted for seasonality, Marine Geophysical contract pricing and terms are improving going into the first half of 2005. We expect lower revenues for Onshore in fourth quarter due primarily to a reduction from two to one crew in Mexico during third quarter. The Company will continue to focus on the contract market for its geophysical businesses.

     The Varg field production shut down from October 13 to October 26 due to a labor conflict on NCS and the following damage to the main production riser November 5, will significantly affect

Pertra revenues and revenues for the Petrojarl Varg FPSO. Oil production from the Varg field will continue at a reduced volume of approximately 15,000 barrels per day (100% of the field), around half of previous expectation, until the main production riser is replaced, which is expected in March 2005. In the first quarter of 2004 Pertra sold forward 700,000 barrels of its fourth quarter production at an estimated average of $29.50 per barrel.

     Oil production and revenues for Petrojarl Foinaven are expected to increase somewhat in fourth quarter compared to the third quarter where production was shut down for 16 days for planned maintenance on the Foinaven field. Revenues on Petrojarl I and Ramform Banff are expected to be relatively unchanged in fourth quarter. Longer-term, the natural decline in field production, especially the Foinaven field, will result in declining revenues. Such declining revenues are reflected in the Company’s published Business Plan.

     Despite the reduced production on the Varg field in the fourth quarter, PGS expects 2004 Cash Flow Post Investment to be in line the $231 million contained in the Company’s published Business Plan as a result of several offsetting factors. Compared to the Business Plan, higher Pertra production and substantially reduced capital expenditures for Production due to the Varg contract prolongation are expected to offset lower than expected Marine Geophysical results in the first half of 2004, high capital expenditures related to the Pertra EOR program, and slightly higher than expected natural decline in the production of the Foinaven field.

     For additional support to the unaudited, third quarter 2004 results under Norwegian GAAP and related news release and presentation, please visit our web site www.pgs.com.

****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO’s) and owns a small oil and gas company. PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 20- F for the year ended December 31, 2003. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements

Petroleum Geo-Services ASA (1) (2)
Consolidated Statements of Cash Flows

	Quarter ended		Nine months ended
	September 30,		September 30,		Year ended December 31,
	2004	2003	2004	2003	2003
(In thousands of dollars)	Unaudited	Unaudited	Unaudited	Unaudited	Audited
					(Restated)
Cash flows from operating activities:
Net income (loss)	$28,168	$833	$1,434	$(288,329)	$(817,229)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense	62,589	63,818	192,584	231,170	305,419
Non-cash impairments and loss (gain) sale of subsidiaries, net	—	3,780	—	239,248	745,697
Non-cash write-off of deferred debt costs and issue discounts	—	13,152	—	13,152	13,152
Cash effects related to discontinued operations	—	(100)	—	3,085	3,342
Provision (benefit) for deferred income taxes	24,884	(10,852)	45,710	16,979	(4,639)
Working capital changes and other items	19,655	29,512	(10,010)	6,685	(5,769)

Net cash provided by operating activities	135,296	100,143	229,718	221,990	239,973

Cash flows (used in) provided by investing activities:
Investment in multi-client library	(11,873)	(22,107)	(37,662)	(82,042)	(91,500)
Capital expenditures	(41,021)	(6,217)	(103,440)	(32,757)	(57,710)
Capital expenditures on discontinued operations	—	(23)	—	(118)	(118)
Sale of subsidiaries	—	—	2,035	50,115	50,115
Other items, net	1,500	1,163	3,635	3,478	3,835

Net cash used in investing activities	(51,394)	(27,184)	(135,432)	(61,324)	(95,378)

Cash flows (used in) provided by financing activities:
Redemption of preferred stock	—	(21,911)	—	(64,105)	(64,105)
Repayment of long-term debt	(1,491)	(472)	(16,420)	(5,914)	(11,241)
Principal payments under capital leases	(3,908)	(5,554)	(11,435)	(13,354)	(17,539)
Net increase (decrease) in bank facility and short-term debt	—	91	—	43	(48)
Net (increase) decrease in restricted cash	(4,235)	2,148	5,993	(20,609)	(19,904)
Other items, net	—	—	(26,148)	—	(17,932)

Net cash used in financing activities	(9,634)	(25,698)	(48,010)	(103,939)	(130,769)

Effect of exchange rate changes in cash	10	8	(4)	14	14
Net increase (decrease) in cash and cash equivalents	74,278	47,269	46,272	56,741	13,840
Cash and cash equivalents at beginning of period	77,219	100,857	105,225	91,385	91,385

Cash and cash equivalents at end of period	$151,497	$148,126	$151,497	$148,126	$105,225

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation. In its third quarter 2004 report the Company has changed its presentation of restricted cash in the balance sheets and statements of cash flows to align its Norwegian GAAP presentation to U.S. GAAP requirements.

(2) This information has been prepared based on Norwegian GAAP. The 2004 and 2003 interim financial information is unaudited. The Company’s Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information has been restated to correct the historical treatment of certain gains related to the Company’s UK leases as described in the section “Restatements”.

     Norwegian GAAP differs materially from U.S. GAAP. U.S. GAAP financial statements for the quarterly periods in 2004 are not available, and the Norwegian GAAP quarterly results could differ materially from the quarterly results if presented in accordance with U.S. GAAP.

Petroleum Geo-Services ASA (1) (2) (3)
Support Tables

General
 The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with generally accepted accounting principles in Norway.

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation. In its third quarter 2004 report the Company has changed its presentation of restricted cash in the balance sheets and statements of cash flows to align its Norwegian GAAP presentation to U.S. GAAP requirements.

(2) This information has been prepared based on Norwegian GAAP. The 2004 and 2003 interim financial information is unaudited. The Company’s Norwegian GAAP interim financial statements for 2004 and 2003 and associated financial information has been restated to correct the historical treatment of certain gains related to the Company’s UK leases as described in the section “Restatements”.

     Norwegian GAAP differs materially from U.S. GAAP. U.S. GAAP financial statements for the quarterly periods in 2004 are not available, and the Norwegian GAAP quarterly results could differ materially from the quarterly results if presented in accordance with U.S. GAAP.

(3) Adjusted EBITDA, when used by the Company, means net income (loss) before income (loss) from associated companies, interest expense, other financial items, taxes, depreciation and amortization, other operting (income) expense, impairment of long-lived assets and discontinued operations. Adjusted EBITDA may not be comparable to other similary titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS’s ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies.

Revenue Distribution by Operating Segment
The distribution of our revenue by operating segment for the periods presented was as follows:

	Quarter ended		Nine months ended
	September 30,		September 30,		Year ended December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Revenue by operating segments:
Marine Geophysical (A)	$135,006	$144,114	$387,165	$450,317	$584,180
Onshore (B)	37,258	30,120	105,220	111,739	154,034
Production (C)	74,981	66,208	220,317	220,877	293,415
Pertra	79,507	27,288	168,629	95,401	121,641
Corporate/Global Services	4,549	4,393	14,881	14,124	21,200
Elimination of inter-segment revenue	(23,037)	(13,514)	(58,000)	(41,446)	(53,812)

Total	$308,264	$258,609	$838,212	$851,012	$1,120,658

(A) Marine Geophysical revenue by service type:
- Multi-client pre-funding	$6,339	$5,589	$22,994	$41,851	$49,735
- Multi-client late sales	26,503	25,714	114,491	102,324	148,128
- Contract seismic	92,362	104,046	221,537	278,143	348,117
- Other	9,802	8,765	28,143	27,999	38,200

Total	$135,006	$144,114	$387,165	$450,317	$584,180

(B) Onshore revenue by service type:
- Multi-client pre-funding	$5,380	$5,754	$11,321	$12,345	$16,746
- Multi-client late sales	2,801	4,848	5,837	8,012	9,215
- Contract seismic	29,077	19,993	88,062	91,843	128,340
- Other	—	(475)	—	(461)	(267)

Total	$37,258	$30,120	$105,220	$111,739	$154,034

(C) Production revenue by vessel:
- Petrojarl I	$14,347	$15,964	$45,568	$47,588	$67,742
- Petrojarl Foinaven	21,517	22,550	72,477	85,227	112,099
- Ramform Banff	11,717	10,106	34,701	34,049	45,188
- Petrojarl Varg	26,992	17,545	66,624	53,802	67,795
- Other	408	43	947	211	591

Total	$74,981	$66,208	$220,317	$220,877	$293,415

Adjusted EBITDA, by quarter 2004
Adjusted EBITDA, for the quarters presented was as follows:

(In thousands of dollars)	Q1	Q2	Q3	YTD Q3 2004
Net income (loss)	$(476)	$(26,258)	$28,168	$1,434
Add back:
Income tax expense	12,865	18,484	20,245	51,594
Other financial items, net	(189)	2,763	1,339	3,913
Interest expense	27,681	27,366	27,665	82,712
Income (loss) from associated companies	(810)	(1,319)	(2,803)	(4,932)

Operating profit (loss)	39,071	21,036	74,614	134,721
Other operating (income) expense, net	4,379	4,130	3,467	11,976
Depreciation and amortization	54,528	75,467	62,589	192,584

Adjusted EBITDA	$97,978	$100,633	$140,670	$339,281

Adjusted EBITDA, by quarter 2003
Adjusted EBITDA, for the quarters presented was as follows:

(In thousands of dollars)	Q1	Q2	Q3	Q4	2003
	(Restated)
Net income (loss)	$(237,520)	$(51,642)	$833	$(528,900)	$(817,229)
Add back:
Income (loss) from discontinued operations, net of tax	6,154	(467)	1,085	(1,185)	5,587
Income tax expense (benefit)	12,804	21,944	6,527	(14,839)	26,436
Other financial items, net	(365)	1,578	16,158	7,961	25,332
Interest expense	39,975	38,999	14,270	22,215	115,459
Income (loss) from associated companies	(758)	19	(39)	(119)	(897)

Operating profit (loss)	(179,710)	10,431	38,834	(514,867)	(645,312)
Other operating (income) expense, net	8,484	36,848	10,918	21,835	78,085
Impairment of long-lived assets	217,800	—	2,344	520,732	740,876
Depreciation and amortization	89,796	77,556	63,818	74,249	305,419

Adjusted EBITDA	$136,370	$124,835	$115,914	$101,949	$479,068

Adjusted EBITDA, by operating segment
The distribution of Adjusted EBITDA, by operating segment, for the periods presented was as follows:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Marine Geophysical:
Operating profit (loss)	$19,463	$24,044	$18,288	$(162,286)	$(329,761)
Plus: Depreciation and amortization	32,517	39,891	115,004	158,759	195,397
Plus: Impairments & other operating (income) expense, net	61	2,881	1,188	217,577	382,742

Adjusted EBITDA, Marine Geophysical	52,041	66,816	134,480	214,050	248,378

Onshore:
Operating profit (loss)	$2,301	$5,377	$6,174	$4,882	$4,721
Plus: Depreciation and amortization	10,938	10,424	25,899	27,894	38,023
Plus: Impairments & other operating (income) expense, net	2	230	9	4,410	12,126

Adjusted EBITDA, Onshore	13,241	16,031	32,082	37,186	54,870

Production:
Operating profit (loss)	$23,739	$18,930	$67,923	$51,215	$(280,061)
Plus: Depreciation and amortization	10,258	8,362	29,900	27,179	41,783
Plus: Impairments & other operating (income) expense, net	—	—	—	16,311	367,021

Adjusted EBITDA, Production	33,997	27,292	97,823	94,705	128,743

Pertra:
Operating profit (loss)	$38,808	$7,852	$66,915	$27,460	$36,069
Plus: Depreciation and amortization	8,183	4,331	19,388	13,822	24,788
Plus: Impairments & other operating (income) expense, net	—	—	—	—	—

Adjusted EBITDA, Pertra	46,991	12,183	86,303	41,282	60,857

Corporate/Global Services:
Operating profit (loss)	$(9,697)	$(17,369)	$(24,579)	$(51,716)	$(76,280)
Plus: Depreciation and amortization	693	810	2,393	3,516	5,428
Plus: Impairments & other operating (income) expense, net	3,404	10,151	10,779	38,096	57,072

Adjusted EBITDA, Corporate/Global Services	(5,600)	(6,408)	(11,407)	(10,104)	(13,780)

Total Adjusted EBITDA:
Operating profit (loss)	$74,614	$38,834	$134,721	$(130,445)	$(645,312)
Plus: Depreciation and amortization	62,589	63,818	192,584	231,170	305,419
Plus: Impairments & other operating (income) expense, net	3,467	13,262	11,976	276,394	818,961

Adjusted EBITDA	$140,670	$115,914	$339,281	$377,119	$479,068

Depreciation and amortization
Depreciation and amortization consists of the following for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Gross depreciation	$36,573	$35,119	$98,969	$114,414	$162,867
Depreciation capitalized to MC library	(1,680)	(2,641)	(4,762)	(10,781)	(13,096)
Sales related amortization of MC library	27,696	31,340	98,377	127,537	151,599
Additional required amortization MC Library (a)	—	—	—	—	4,049

Total	$62,589	$63,818	$192,584	$231,170	$305,419

(a) Additional amortization charges required to conform with the minimum amortization policy for the multi-client library.

Impairment of long-lived assets:
Impairment of long-lived assets consists of the following for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Impairment of MCS library	$—	$—	$—	$65,326	$241,481
Impairment of production vessels	—	—	—	16,311	367,021
Impairment of seismic vessels, equipment and other geophysical assets	—	2,344	—	138,507	129,084
Impairment of licenses	—	—	—	—	2,090
Impairment of building leasehold improvements	—	—	—	—	1,200

Total impairment of long-term assets	$—	$2,344	$—	$220,144	$740,876

Other operting (income) expense, net:
Other operating (income) expense, net consists of the following for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Isle of Man, national insurance liability	$—	$(467)	$—	$12,412	$12,412
Severance	765	1,903	2,042	11,779	20,840
Re-audit 2001 and audit 2002, U.S. GAAP	2,205	1,720	6,058	1,720	2,559
Debt restructuring/refinancing costs/“fresh start”	497	7,762	3,876	30,339	42,274

Total unusual items and reorganization items	$3,467	$10,918	$11,976	$56,250	$78,085

Interest expense
Interest expense consists of the following for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Interest expense, gross (a)	$(28,007)	$(14,630)	$(83,951)	$(95,423)	$(118,155)
Capitalized interest	342	360	1,239	2,179	2,696

Total	$(27,665)	$(14,270)	$(82,712)	$(93,244)	$(115,459)

(a) Interest expense on debt subject to compromise, are only included for the period pre filing Chapter 11, which was July 29, 2003.

Other financial items, net
Other financial items, net consists of the following for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Interest income	$1,057	$952	$3,339	$2,811	$5,432
Foreign exchange gain (loss)	(2,079)	(3,688)	(1,744)	(5,164)	(9,813)
Write-off, deferred debt costs and issue discounts (a)	—	(13,152)	—	(13,152)	(13,152)
UK lease amortization interest differential/interest paid, net	220	211	(1,152)	(570)	(5,809)
Waiver fees	—	—	(2,585)	—	—
Other financial income (expense)	(537)	(481)	(1,771)	(1,296)	(1,990)

Total	$(1,339)	$(16,158)	$(3,913)	$(17,371)	$(25,332)

(a) Deferred debt issue costs and original issue discounts relating to debt subject to compromise under the Chapter 11 preoceeding.

Income (loss) from discontinued operations, net of tax:
Income (loss) from discontinued operations, net of tax consists of the following for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Pretax income from operations held for sale	$—	$(1,085)	$—	$(3,483)	$(3,885)
Gain (loss) from sale of:
- Tigress	—	—	—	—	(32)
- Production Services division	—	—	—	1,500	3,500
- Atlantis	—	—	—	(4,789)	(4,789)
Tax expense on operations held for sale	—	—	—	—	(381)

Total	$—	$(1,085)	$—	$(6,772)	$(5,587)

Multi-client library
The net book-value of the multi-client library by year of completion is as follows:

	September 30,	December 31,
(In thousands of dollars)	2004	2003
Completed during 1997 and prior years	$4,093	$6,626
Completed during 1998	9,329	20,174
Completed during 1999	19,421	31,989
Completed during 2000	35,345	38,312
Completed during 2001	130,635	144,353
Completed during 2002	43,157	53,527
Completed during 2003	38,791	57,758
Completed during 2004	9,612	—

Completed surveys	290,383	352,739
Surveys in progress	21,353	14,961

Multi-client library, net	$311,736	$367,700

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Capitalized depreciation	$1,680	$2,641	$4,762	$10,781	$13,096
Capitalized interest	342	360	1,239	2,179	2,696

Multi-client cashflow, as defined (d)
Multi-client cashflow by segment for the periods presented was as follows:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Marine Geophysical:
Multi-client pre-funding (a)	$6,339	$5,589	$22,994	$41,851	$49,735
Multi-client late sales (a)	26,503	25,714	114,491	102,324	148,128
Cash investment in multi-client library	(7,774)	(18,140)	(28,952)	(62,768)	(68,455)

Multi-client cashflow, net	$25,068	$13,163	$108,533	$81,407	$129,408

Onshore:
Multi-client pre-funding (a)	$5,380	$5,754	$11,321	$12,345	$16,746
Multi-client late sales (a)	2,801	4,848	5,837	8,012	9,215
Cash investment in multi-client library	(3,946)	(3,864)	(7,931)	(18,043)	(21,497)

Multi-client cashflow, net	$4,235	$6,738	$9,227	$2,314	$4,464

Corporate/Global Services: (b)
Multi-client pre-funding (a)	$—	$—	$19	$164	$239
Multi-client late sales (a)	212	27	1,518	1,417	2,152
Cash investment in multi-client library	(153)	(103)	(779)	(1,231)	(1,548)

Multi-client cashflow, net	$59	$(76)	$758	$350	$843

Total multi-client cashflow, net:
Multi-client pre-funding (a)	$11,719	$11,343	$34,334	$54,360	$66,720
Multi-client late sales (a)	29,516	30,589	121,846	111,753	159,495
Cash investment in multi-client library (c)	(11,873)	(22,107)	(37,662)	(82,042)	(91,500)

Multi-client cashflow, net	$29,362	$19,825	$118,518	$84,071	$134,715

(a) See Revenue Distribution by Operating Segment above.
(b) Refers to the Reservoir Business included in Global Services.
(c) See Consolidated Statements of Cash Flows.
(d) Defined as multi-client prefunding revenue plus multi-client late sales, less cash costs invested in multi-client library.

Capital expenditures
Capital expenditures were as follows for the periods presented:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
(In thousands of dollars)	2004	2003	2004	2003	2003
Marine Geophysical	$16,557	$4,388	$38,072	$8,694	$16,030
Onshore	756	2,275	827	2,290	6,736
Production (a)	664	(1,147)	682	(1,147)	515
Pertra	21,479	693	61,749	22,885	34,165
Corporate/Global Services	1,565	8	2,110	35	264

Total	$41,021	$6,217	$103,440	$32,757	$57,710

(a) Credit in Production capex relates to final settlement of an accrued claim relating to a yard-stay in 2001, which has now been withhdrawn.

Earnings (loss) per share
Earnings (loss) per share for the periods presented was as follows:

	Quarter ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
(In dollars, except numbers of shares)	2004	2003	2004	2003	2003
Basic and diluted earnings (loss) per share	$1.41	$(0.01)	$0.07	$(2.79)	$40.86

Basic and diluted shares outstanding	20,000,000	103,345,987	20,000,000	103,345,987	20,000,000

Consolidated statements of operations for 2003, by quarter

(In thousands of dollars)	Q1	Q2	Q3	Q4	2003
	(Restated)
Revenues	$297,352	$295,051	$258,609	$269,646	$1,120,658

Cost of sales	146,843	158,129	130,020	149,725	584,717
Selling, general and administrative and R&D costs	14,139	12,087	12,675	17,972	56,873

Operating expenses before depreciation, amortization, impairments and other operating (income) expense	160,982	170,216	142,695	167,697	641,590
Depreciation and amortization	89,796	77,556	63,818	74,249	305,419
Impairment of long-lived assets	217,800	—	2,344	520,732	740,876
Other operating (income) expense, net	8,484	36,848	10,918	21,835	78,085

Operating profit (loss)	(179,710)	10,431	38,834	(514,867)	(645,312)
Income (loss) from associated companies	758	(19)	39	119	897
Interest expense	(39,975)	(38,999)	(14,270)	(22,215)	(115,459)
Other financial items, net	365	(1,578)	(16,158)	(7,961)	(25,332)

Income (loss) before income taxes and discontinued operations	(218,562)	(30,165)	8,445	(544,924)	(785,206)
Income tax expense (benefit)	12,804	21,944	6,527	(14,839)	26,436
Income (loss) from discontinued operations, net of tax	(6,154)	467	(1,085)	1,185	(5,587)

Net income (loss)	$(237,520)	$(51,642)	$833	$(528,900)	$(817,229)

Shareholders’ Equity:

			Additional
	Common stock		paid in	Other	Minority	Shareholders’
(In thousand of dollars, except for numbers of shares)	Number	Par value	capital	equity	interest	equity
Balance at December 31, 2003	20,000,000	$85,714	$287,576	$(4,571)	1,527	$370,246
Restated for prior year net income effect:
UK lease	—	—	—	(13,811)	—	(13,811)
Currency translation	—	—	—	129	—	129
Net income (loss)	—	—	—	(476)	—	(476)

Balance at March 31, 2004	20,000,000	$85,714	$287,576	$(18,729)	$1,527	$356,088
Currency translation	—	—	—	(57)	—	(57)
Net income (loss)	—	—	—	(26,258)	—	(26,258)

Balance at June 30, 2004	20,000,000	$85,714	$287,576	$(45,044)	$1,527	$329,773
Restatements:
Subsidiary converted to USD functional currency	—	—	—	657	—	657
Currency translation	—	—	—	(118)	—	(118)
Dividends to minority interest	—	—	—	(264)	—	(264)
Net income (loss)	—	—	—	28,530	(362)	28,168

Balance at September 30, 2004	20,000,000	$85,714	$287,576	$(16,239)	$1,165	$358,216

Key financial information for 2002

(In thousands of dollars)	Q1	Q2	Q3	Q4	2002
	(Restated)
Revenues	$226,758	$247,628	$256,222	$261,728	$992,336

Adjusted EBITDA, for the quarters presented was as follows:
Net income (loss)	$8,280	$(29,617)	$(1,103,055)	$(121,860)	$(1,246,252)
Add back:
Income (loss) from discontinued operations, net of tax	773	(4,990)	141,835	77,731	215,349
Income tax expense	21,525	46,606	126,581	7,232	201,944
Other financial items, net	(21,923)	(20,987)	4,313	1,436	(37,161)
Interest expense	33,155	35,230	37,366	41,550	147,301

Operating profit (loss)	41,810	26,242	(792,960)	6,089	(718,819)
Other operating income (loss), net	—	3,521	3,116	8,797	15,434
Impairment of long-lived assets	—	—	807,416	—	807,416
Depreciation and amortization	74,748	82,437	86,993	112,249	356,427

Adjusted EBITDA	$116,558	$112,200	$104,565	$127,135	$460,458